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January 15, 2020 Via EDGAR Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549	Beijing	Moscow
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Attn:	Erin Purnell
Jay Ingram
Dale Welcome
John Cash
Division of Corporation Finance

Re:	Atotech Limited
Draft Registration Statement on Form F-1
Submitted December 30, 2019
CIK No. 0001762459

Ladies and Gentlemen:

On behalf of our client, Atotech Limited (the “Company,” “we,” “our” and “us”), we submit this letter setting forth the responses of the Company to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated January 8, 2020 (the “Comment Letter”) with respect to the draft Registration Statement on Form F-1 confidentially submitted to the Commission by the Company on December 30, 2019. Concurrently with the filing of this letter, the Company has filed a Registration Statement on Form F-1 (the “Registration Statement”) through EDGAR.

For your convenience, we have set forth each comment of the Staff from the Comment Letter in bold and italics below and provided our response below each comment.

Summary Historical and Pro Forma Financial Information, page 21

1.

Given the reclassifications that you made to your Consolidated Balance Sheet as of September 30, 2019, please revise the Non-current assets, Total assets, and Total liabilities line items in the balance sheet data section of your table to agree with the corresponding line items on your Consolidated Balance Sheet. This comment also applies to the Selected Historical Financial Information on page 68.

Response: The Company respectfully notes the Staff’s comment and has revised the Non-current assets, Total assets, and Total liabilities line items in the balance sheet data section of the tables in Summary Historical and Pro Forma Financial Information on page 25 and Selected Historical Financial Information on page 72 to agree with the corresponding line items on the Consolidated Balance Sheet.

January 15, 2020

Management Compensation, page 130

2.	Please revise your disclosure in this section to include your most recently completed fiscal year. Please refer to Section I.6.B. of Form 20-F.

Response: The Company respectfully notes the Staff’s comment and has revised the disclosure on pages 134 through 142 to include the required compensation data for the year ended December 31, 2019, the Company’s most recently completed fiscal year.

*    *    *    *

January 15, 2020

We hereby advise the Staff that we will ensure that, prior to effectiveness, the Staff will receive a copy of a letter or a phone call from FINRA stating that FINRA has completed its review of the underwriting arrangements and has no objection.

In connection with the above responses to the Staff’s comments, we acknowledge that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please direct any questions or comments regarding the foregoing to me at (202) 637-1028 or my colleague, Jason M. Licht, at (202) 637-2258.

Very truly yours,

/s/ Patrick H. Shannon
Patrick H. Shannon of LATHAM & WATKINS LLP

cc:	Geoff Wild, Chief Executive Officer, Atotech UK Topco Limited
Josh McMorrow, Secretary and Group General Counsel, Atotech Limited
Jason M. Licht, Latham & Watkins LLP